UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024.

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K is incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Entry Into Support Agreement

On April 5, 2024, EquityLine Alternate Assets GP Inc., a corporation incorporated under the laws of the Province of Ontario, Canada, Sergiy Shchavyelyev, the sole director of EquityLine, and each of the other Check-Cap shareholders (each, a “Shareholder” and, collectively, the “Shareholders”) signatory to the Support Agreement (as defined below), and Check-Cap Ltd., an Israeli company (“Check-Cap” or the “Company”), entered into a support agreement (the “Support Agreement”). Capitalized terms used in this Form 6-K but not defined herein shall have the meanings ascribed to them in the Support Agreement.

Pursuant to the Support Agreement, each Shareholder irrevocably and unconditionally agreed to vote at (i) the Check Cap Shareholder Meeting (or any adjournment or postponement thereof); (ii) at the April EGM (or any adjournment or postponement thereof); and (iii) at any other meeting of the shareholders of Check-Cap to the extent in respect of, or related to, the transactions contemplated under the BCA, all of the Shares held by such Shareholder at such time (a) in favor of the approval and adoption of the Check-Cap Shareholder Transaction Matters; (b) against any Acquisition Proposal or any of the transactions contemplated thereby, (c) against any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Check-Cap Shareholder Transaction Matters or result in a breach of any covenant representation or warranty or other obligation or agreement of Check-Cap under the BCA; and (d) in favor of all items on the agenda of the April EGM, as may be amended.

Pursuant to the Support Agreement, each Shareholder agreed that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law or by terminating the Coordination Agreement), pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Support Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Shares.

Under the terms of the Support Agreement, the Shareholders agreed to certain standstill provisions, for the duration of the Standstill Period. The standstill provisions generally prohibit the Shareholders from taking specified actions during the Standstill Period with respect to the Company and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any other “group” or becoming party to any agreement regarding any securities of the Company; (iii) seeking or encouraging others to submit nominations for the election or removal of directors; (iv) making shareholder proposals at any annual or extraordinary general meeting of shareholders or offers with respect to mergers, acquisitions and other business combinations; or (v) calling, or supporting another shareholder’s call of, an extraordinary general meeting of shareholders.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: April 8, 2024	By:	/s/ Paul Medeiros
	Name :	Paul Medeiros
	Title:	Board Chair, Check-Cap Ltd.

EXHIBIT INDEX

10.1	Support Agreement by and among EquityLine Alternate Assets GP Inc., Sergiy Shchavyelyev, each of the other Check-Cap shareholders signatory to the Support Agreement, and Check-Cap Ltd.